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          FORM 15 FOR DAKOTA COOPERATIVE TELECOMMUNICATIONS, INC.


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

     Commission File Number:   333-22025

                DAKOTA COOPERATIVE TELECOMMUNICATIONS, INC.
            (Exact name of registrant as specified in charter)

      29705 453RD AVENUE, IRENE, SOUTH DAKOTA 57037    (605) 263-3301
     (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                        COMMON STOCK, WITHOUT PAR VALUE
         (Title of each class of securities covered by this Form)

                                  NONE
     (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [ ]

Rule 12g-4a(a)(1)(ii)    [ ]

Rule 12g-4(a)(2)(i)      [ ]

Rule 12g-4(a)(2)(ii)     [ ]

Rule 12h-3(b)(1)(i)      [X]

Rule 12h-3(b)(1)(ii)     [ ]

Rule 12h-3(b)(2)(i)      [ ]

Rule 12h-3(b)(2)(ii)     [ ]

Rule 15d-6               [X]

     Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934 Dakota Cooperative Telecommunications, Inc. has caused this


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certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 5, 1997                    By:
                                             /S/CRAIG A. ANDERSON
                                                Craig A. Anderson

                                   Title:    Executive Vice President -
                                             Marketing and Chief Financial
                                             Officer